
October 14, 2010

James F. Winschel, Jr.
Senior Vice President and
Chief Financial Officer
PAREXEL International Corporation
195 West Street
Waltham, MA 02451

> **Re: PAREXEL International Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed August 27, 2010**
> **File Number: 000-21244**

Dear Mr. Winschel:

We have limited our review of your filing to the issue we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where the comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to the comment.

After reviewing the information you provide in response to this comment, we may have additional comments and/or request that you amend your filing.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Revenue Recognition, page 32

1. Your disclosure states that critical management estimates may be involved in the determination of "stand-alone value" and that changes could affect the amount and timing of revenue recognition. Please disclose the amount of change in estimate recorded in each period presented. Please revise your disclosure to clarify how you determine the objective evidence for each service deliverable and the critical estimates that are involved. Clarify whether you use vendor specific objective evidence or entity specific objective evidence and whether the deliverables are

regularly sold on a standalone basis. Refer to ASC 605-25-30 and ASC 985-605. Also clarify whether the same methodology is used for each type of service sold.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant